September 9, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Jeffrey Jaramillo

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	M/A-COM Technology Solutions Holdings, Inc.
Registration Statement on Form S-1
Filed August 1, 2011
File No. 333-175934

Dear Mr. Jaramillo:

We are submitting this letter on behalf of M/A-COM Technology Solutions Holdings, Inc. (the “Company”) in response to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 26, 2011 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). The Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter an Amendment No. 1 to the Registration Statement (the “Amendment”) that reflects these revisions and generally updates the information contained therein.

General

1.	Please confirm that you currently sell each product that is depicted in the graphics and that each such product contributes substantially to your revenue. Please also note that you may include text in your artwork only to the extent necessary to explain briefly the visuals in the presentation. Please revise accordingly.

Response: The Company confirms that each of the specific products depicted in the graphic are currently sold by the Company and represent at least $1 million in Company revenue. As the Company has disclosed, it offers more than 3,000 products overall, and accordingly its revenues by product are generally fragmented. However, the Company further confirms that the depicted group of products is representative of many other products within their respective product lines that are basically variations on a similar theme, and that these products collectively represent a substantial portion of the Company’s revenue. In addition, the Company confirms that the Company’s products are used in each type of application depicted in the graphic. The Company has revised the graphic to

Mr. Jeffrey Jaramillo

September 9, 2011

remove any text that does not serve to explain the visuals in the graphic.

Prospectus Cover Page

2.	Refer to the final sentence of the first paragraph following your table of contents. Please tell us what you mean when you refer to “other date stated in this prospectus” as any disclosure must be accurate as of the date of the prospectus.

Response: The Company has revised its disclosure to delete the phrase “other date stated in this prospectus” from the first paragraph following the table of contents.

Prospectus Summary, page 1

3.	Please revise the summary to highlight your dependence on a handful of customers and third party sales representatives and distributors. In addition, please quantify the number and value of common shares to be received by insiders upon the conversion of your Series A and Series B Convertible Preferred shares in connection with this offering. Finally, disclose here that you will use a significant portion of the proceeds to satisfy your accrued preference payment obligations, and identify the holders of the Series B shares.

Response: The Company has revised its disclosure on pages 2, 5 and 63 of the Amendment in response to the Staff’s comment.

4.	Please revise your summary and elsewhere to remove or explain marketing style jargon that may only be understood by someone in your industry; such as, for example, monolithic integrated circuit, heterolithic microwave integrated circuit, AIGaA heterojunction P-I-N diode technology, metal electrode leadless face PIN diode and the additional technical terms in the table on page 72. In addition, please remove, state as your belief, or provide support for qualitative statements about you, your business or your products, such as references to “high-performance . . . solutions,” “system-level expertise,” “differentiated, high value products,” and “proven track record . . . and reputation for delivering high quality and reliable solutions.”

Response: The Company has revised its disclosure on pages 65, 66, 68, 69, 70, 72 and 73 of the Amendment to remove or better explain the industry-specific terms set forth in the Staff’s comment above and additional industry-specific terms set forth in the Registration Statement.

The Company respectfully advises the Staff that the Company’s industry is highly technical, and as such is not capable of description without the use of some technical terms. In addition, some technical terms cannot be further defined without additional use of jargon or extremely long explanations, which may increase rather than lessen reader confusion. It is common practice in the Company’s industry to use a shorthand method of referring to semiconductor process technologies that the Company and others use by the periodic table symbols for the principal elements used in those semiconductor processes. We use this convention in the Registration Statement as well. For example, from time to time, we may refer to our Aluminum Gallium Arsenide process technology as “AlGaAs.”

The Company also respectfully advises the Staff that the term “HMIC” is the acronym for one of the Company’s process technologies. The Company believes that attempting to further explain the details of this process technology will not aid investors in the understanding of the Company’s business and

Mr. Jeffrey Jaramillo

September 9, 2011

will require the use of additional technical terms and jargon. In addition, the Company respectfully notes that the table on page 72 simply contains illustrative examples of the Company’s internal and external process technologies. These process technology names are standard industry terms that do not lend themselves to further explanation without undue confusion.

Pursuant to Rule 418(b) of the Securities Act of 1933, as amended (the “Securities Act”), the Company is supplementally providing the Staff support for the qualitative statements referenced in the above comment. Such supporting information is provided on a supplemental basis only and is not to be deemed filed with or deemed part of the Registration Statement. The Company respectfully requests that the Staff return the supporting information pursuant to Rule 418(b) promulgated under the Securities Act upon the completion of its review. The Company has also revised its disclosure with respect to certain other qualitative statements about the Company to state that such statements are the Company’s belief.

5.	Revise to remove the list of companies from the first paragraph on page 2, unless they represent your ten largest customers, in which case, please clarify this fact.

Response: The Company has revised its disclosure on pages 2 and 63 of the Amendment to clarify that the list of companies were among the Company’s top 25 largest customers in fiscal year 2010.

6.	If you elect to highlight your revenues in your summary as you do in the second paragraph on page 2, please disclose your assets and net profit (loss) during the periods you highlight.

Response: The Company has revised its disclosure in the second paragraph on page 2 of the Amendment to include revenues, total assets, income from operations and net income (loss). The Company has also made a corresponding revision to the fifth paragraph of “Business – Company Overview” on page 64 of the Amendment.

7.	Explain what you mean by “sole source design wins” and disclose the number you have achieved and the percentage of your revenue this number represents.

Response: The Company has revised its disclosure on page 1 of the Amendment to clarify the meaning of “sole source design wins.” The Company has also revised its disclosure to state that the Company’s goal is to attain sole source design wins.

Risk Factors, page 11

We depend on third parties, page 16

8.	Please quantify the impact of the referenced defective batch of chemical etchant.

Response: The Company has revised its disclosure on page 17 of the Amendment to quantify the impact of the defective batch of chemical etchant.

Our Revolving Credit Facility…, page 26

9.	We note your disclosure that the restrictive covenants in your revolving loan facility include “among other things…” Please disclose the substance of all material restrictive covenants.

Mr. Jeffrey Jaramillo

September 9, 2011

Response: The Company has revised its disclosure to delete the phrase “among other things” and the Company confirms that the substance of all material restrictive covenants under its revolving loan facility is disclosed in the Registration Statement. In addition, the Company has notified the lender under its revolving loan facility of its intent to terminate the revolving loan facility. The Company has updated its disclosure on pages 26, 53 and 62 of the Amendment to indicate that the termination of the revolving loan facility will be effective prior to the closing of the offering.

Market, Industry and Other Data, page 33

10.	You are responsible for the disclosure in your document. As such, please remove any suggestion that it may be inaccurate from the third sentence.

Response: The Company has revised its disclosure in “Market, Industry and Other Data” in response to the Staff’s comment.

Use of Proceeds, page 34

11.	Please revise to state, if true, that with respect to the proceeds remaining after the preference payment, management will have absolute discretion to determine their uses.

Response: The Company has revised its disclosure to state that management will have broad discretion to determine the use of proceeds from the offering after the preference payment.

Capitalization, page 35

12.	Please revise to remove the caption relating to cash and cash equivalents from your presentation of capitalization, as cash and cash equivalents are not part of your capitalization.

Response: The Company has revised its disclosure to remove cash and cash equivalents from the presentation of capitalization in response to the Staff’s comment.

13.	We see that certain information in the pro forma data is not complete. We will continue our review of your pro forma data once you complete the disclosures. Please note that this comment also applies to your calculation of Dilution on page 37 and pro forma earnings per share presented on pages 9 and 40.

Response: The Company acknowledges that it will complete the pro forma data in “Summary Financial Data,” “Capitalization,” “Dilution,” “Selected Financial Data,” the Company’s combined consolidated balance sheets and combined consolidated statements of operations, and Notes 2 and 22 to the notes to the combined consolidated financial statements. The Company also acknowledges that the Staff will review the pro forma data once it is complete.

14.	In this regard, please also revise to include detailed footnote disclosure quantifying and identifying each pro forma adjustment recorded along with an explanation of how each pro forma adjustment was calculated and determined for the pro-forma as adjusted column. As part of your revised disclosure, please include all relevant assumption used in such calculations. Please also apply this comment to your pro forma earnings per share calculations presented on pages 9 and 40.

Mr. Jeffrey Jaramillo

September 9, 2011

Response: The Company notes that the only assumptions currently expected to be used in the pro forma presentation in “Capitalization” are those set forth in the second bullet to the capitalization table’s lead in paragraph and believes that an additional footnote would be unnecessarily duplicative of that information. However, upon completing the pro forma data, the Company will assess the completeness of the footnotes. The Company has revised its disclosure on pages 9 and 41 of the Amendment in response to the Staff’s comment.

Management’s Discussion and Analysis, page 42

Comparison of Nine Months Ended July 1, 2011 to the Nine Months Ended July 2, 2010, page 46

15.	We note that your discussion of the significant changes in revenues and gross margin does not quantify the specific reasons for material changes in the line items in the financial statements. For example, it is not clear why radar and avionics sales increased on the first paragraph on page 47 or why the product mix changed to higher margin products in the following paragraph. Revise the filing to discuss each significant factor that contributed to the changes, including offsetting factors, which should be separately quantified. Trends and uncertainties that may have a material impact upon revenues or operating results should also be discussed. A thorough analysis often will involve discussing both the intermediate effects of those matters and the reason underlying those intermediate effects associated with the material causes for the period over period change. In addition, separately describe and quantify the effects of changes in prices and volume of your product offerings on your operating results. Refer to Item 303(A)(3) of Regulation S-K. Please also apply this comment to your comparison of the results of operations for the fiscal years ended October 2, 2010, October 2, 2009 and September 30, 2008.

Response: The Company has revised its disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in response to the Staff’s comments regarding quantification of revenue and gross margin changes, trends and uncertainties and the effects of changes in volume and price and has also included additional description of the material causes for the period over period changes. The Company advises the Staff that the additional trend and uncertainty disclosure was added to the existing trend disclosures under the heading “Description of Our Revenue, Cost of Revenue and Expenses” on page 43 of the Amendment.

The Company respectfully advises the Staff that its initial registration statement filing included quantification of the specific reasons for the change in revenue by specifically quantifying the contribution to the revenue increase by each of the Company’s three primary markets. As noted in the Company’s response to comment number 40 below, this level of quantification is the same level that the Company’s chief operating decision maker uses to track and analyze the Company’s consolidated revenue results in managing the business.

The Commission’s 2003 “Guidance regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” (the “Guidance”) provides that MD&A should be a discussion and analysis of a company’s business as seen through the eyes of those who manage that business. As the broad goal of MD&A is to allow investors to analyze changes in the Company’s financial condition and results of operations through management’s eyes, the Company believes the level of quantification reflected in the Amendment is appropriate for analyzing changes in the Company’s revenue in MD&A.

The Company also notes in this regard that certain of its products can be used in multiple applications, and that, being positioned at the lower end of a multi-tiered global supply chain for high

Mr. Jeffrey Jaramillo

September 9, 2011

performance electronic systems, it often has less than perfect visibility into the end application that drives the demand for a particular customer’s purchase of its component parts. Therefore, the Company advises that it is not able to quantify with further precision the specific reasons for period over period revenue changes below the level of its three primary markets. In addition, certain revenue drivers such as improved economic conditions and the Company’s execution of its sales strategy, while believed by the Company to be drivers of revenue growth in the periods presented, are not ones that allow for precise quantification in terms of their impact relative to other drivers.

The Company respectfully asserts that the quantification of specific sub factors within its primary markets, even if quantifiable, is not material to an investor’s understanding of the overall revenue changes, given the large number of factors at play in any period-to-period comparison. The Company has revised its disclosure to qualitatively describe drivers known to the Company within each primary market, and believes that this disclosure, coupled with the quantitative detail provided regarding the revenue changes within each primary market, sufficiently conveys the material information investors need in order to understand the period over period changes and the Company’s revenue trends. The Company further notes that the Guidance advises companies to focus on material information and eliminate immaterial information that does not promote understanding of a company’s financial condition. The Guidance also cautions companies to avoid unnecessary duplicative disclosure that can tend to overwhelm readers and act as an obstacle to identifying and understanding material matters. The Company believes that the current level of qualification in the MD&A is consistent with the Guidance.

With respect to the quantification and identification of offsets, the Company notes that the trends in the period presented are so consistently upward that any offsets the Company could identify were immaterial in size and not indicative of any material trend. Accordingly the Company believes that they need not be quantified for investors to have a materially accurate picture of what drove the Company’s results.

The Company also respectfully advises the Staff that further meaningful quantification of the revenue and gross margin changes for the comparison of fiscal years 2010, 2009 and 2008 is not feasible due to the general lack of comparability between those periods as described on pages 42, 43 and 49 of the Amendment. As noted, the addition of M/A-COM’s revenue and gross margin for part of the year in 2009 and all of the year in 2010 was the most material driver by far of the change in consolidated revenue and margin in these periods. In addition, the Company believes the most significant other drivers of changes in these line items were improved economic conditions, increased sales support of Mimix products and execution of the Company’s sales strategy, the impact of which the Company is not able to precisely quantify. The Company notes that it included a robust discussion of quarterly results for the comparative periods in the Registration Statement in order to provide investors with more meaningful disclosure.

Contractual Obligations, page 54

16.	Please tell us the basis on which you rely to exclude the obligations in footnote (1) from the table.

Response: The Company has revised its disclosure in the contractual obligations table to include the contingent obligation existing as of October 1, 2010 and as previously explained in footnote 1 to the table. The Company notes, however, that the Optomai contingent obligation arose subsequent to October 1, 2010, the date of the table, and, therefore, has not been included in the table but has continued to be disclosed below the table. In addition, the Company notes that the potential preference payment to the holders of the Company’s Class B

Mr. Jeffrey Jaramillo

September 9, 2011

convertible preferred stock arose subsequent to October 1, 2010 and arises only in connection with an initial public offering by the Company, so such potential preference payment has also not been included in the table but has continued to be disclosed below the table.

Share-based compensation, page 55

17.	We note the disclosure on pages 58 to 60 whereby you discuss that as part of the determination of the estimated fair value of your common stock by your Board of Directors, you obtained valuations of your common stock. Please tell us whether, at each date of grant, you obtained a contemporaneous or retrospective valuation of your underlying common stock and whether it was performed by an unrelated valuation specialist as defined by the AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (the “Practice Aid”).

Response: As disclosed in the Registration Statement, the Company has periodically received third party valuations of its common stock to assist its board of directors in its valuation of share-based awards. The Company received these valuation reports contemporaneously as of dates it believed were significant for valuation purposes. These valuations preceded the grant dates of its equity awards. Accordingly, in estimating the fair value of the common stock for purposes of granting share-based awards, the Company’s board of directors considered the valuation reports along with other factors, such as those described on page 56 of the Amendment, in arriving at the estimated fair values on each grant date. The Company advises that all of the valuation reports were prepared by unrelated valuation specialists as defined in the Practice Aid.

18.	In this regard, we noted a significant increase in the estimated fair value of your common shares between July and August 2010 and February 2011. Please expand your discussion to provide more specific details of the underlying factors and events, which caused this increase. In addition to describing these factors, please also revise the disclosure to relate those factors mentioned to changes in assumptions underlying the valuation methodology. Describe those significant intervening events within the company and changes in assumptions that occurred.

Response: The Company has revised the disclosure on pages 59 and 60 of the Amendment in response to the Staff’s comment.

Quantitative and Qualitative Disclosure about Market Risk, page 62

19.	Please provide quantitative disclosure.

Response: In accordance with Item 305 of Regulation S-K, the Company provided sensitivity disclosure to the effect that a 10% change in interest rates or foreign currency rates would not have a material impact on the Company’s financial results. The Company had no borrowings outstanding as of July 1, 2011 so there is no quantitative impact of a change in interest rates under its revolving loan facility. In addition, the Company has an insignificant amount of investments that are subject to interest rate risk so, as disclosed, even a 10% fluctuation in interest rates would not have a material impact on the Company’s financial position. Likewise, as disclosed, the U.S. dollar is the functional currency of a majority of the Company’s foreign operations so the Company is currently not subject to significant foreign exchange risk as evidenced by the immaterial impact of even a 10% change in foreign currency rates. The Company respectfully suggests that, with this factual background, disclosing further quantitative detail would be neither meaningful nor material to an investor’s understanding of the Company’s limited interest rate and foreign exchange rate exposures, and

Mr. Jeffrey Jaramillo

September 9, 2011

disclosing that a hypothetical 10% change in interest rates and foreign exchange rates would not be material to the Company’s financial position or results of operations already sufficiently conveys the Company’s market risk exposure.

Business, page 63

20.	Please provide the complete description of the general development of your business for the past five years required by Item 101(a) of Regulation S-K. Include in your description the material terms of each merger or acquisition within the past five years. Please also discuss the decision to make a public offering at this time in light of your recent issuance of Series B Preferred Stock.

Response: The Company has revised its disclosure on page 78 of the Amendment in “Business – General Development” in response to the Staff’s comment.

Industry, page 64

21.	Please provide us with copies of the reports of Cisco Visual Networking, Strategy Analytics, the Teal Group and IC Insights where they make the statements that you cite in this section. Clearly mark the supporting statements in the supplemental materials.

Response: Pursuant to Rule 418(b) of the Securities Act, copies of the 2011 Cisco Visual Index report, the executive overview of the Teal Group report, the Research Bulletin of the IC Insights report and the Strategy Analytics report (collectively, the “Industry Reports”) are being provided to the Staff on a supplemental basis only and are not to be deemed filed with or deemed part of the Registration Statement. The Company respectfully requests that the Staff return the Industry Reports to the Company pursuant to Rule 418(b) upon completion of its review.

22.	Please tell us whether the industry reports that you cite are publicly available for no or nominal fee. If not, please file a consent of the author pursuant to Rule 436 of the Securities Act of 1933.

Response: The Company confirms that the 2011 Cisco Visual Index report, the executive overview of the Teal Group report and the Research Bulletin of the IC Insights report are publicly available for no fee. The Company has filed a consent for the Strategy Analytics report with the Amendment.

Sales and Marketing, page 73

23.	Please disclose the principal locations worldwide in which you sell your products and describe your agreements with your principal distributors, including duration and material termination provisions.

Response: The Company has revised its disclosure in response to the Staff’s comment.

Intellectual Property, page 74

24.	We note your references in this section to licenses. Please disclose the terms of the licenses, including duration, termination provisions and material obligations of the parties. File material licenses as exhibits to your registration statement.

Mr. Jeffrey Jaramillo

September 9, 2011

Response: The Company has revised its disclosure to delete references to license agreements. The Company has determined that such license agreements are immaterial.

Export Regulations, page 77

25.	If material, please disclose the portion of your products that are subject to the regulations disclosed in this section. Also, clarify whether you possess all applicable export licenses.

Response: It is the Company’s understanding that either the EAR or the ITAR apply to every export by every exporter from the U.S. to a foreign destination. Therefore, all of the Company’s shipments from the U.S. to foreign destinations are subject to these regulations. However, such a disclosure would also be generic and true of every other issuer that exports products from the U.S. In addition, the license exceptions provided for under such regulations often mean that while a product may be “subject to” the regulation, it does not require any license or other governmental approval for export in compliance with the regulations, which might render such a generic disclosure somewhat misleading.

The Company supplementally advises the Staff that in the nine months ended July 1, 2011, less than 1% of the Company’s total revenues were derived from shipments requiring a license under these regulations. As this amount is immaterial, the Company has not revised its disclosure to quantify the portion of its products subject to the regulations. The Company has added disclosure clarifying that it believes it possesses applicable export licenses for shipments of its products in response to the Staff’s comment.

Legal Proceedings, page 77

26.	Please explain more clearly the basis for the claims asserted by GigOptix.

Response: The Company has revised its disclosure to more clearly explain the basis for the claims asserted by GigOptix in response to the Staff’s comment.

Executive Compensation…, page 85

Annual Cash Incentives, page 87

27.	Please clarify how the maximum target cash incentive award opportunities were determined including your references to custom and practice and internal pay equity considerations in the first paragraph of this section.

Response: The Company has revised its disclosure to more clearly explain how these target cash incentive award opportunities were determined in response to the Staff’s comment.

Long-Term Equity Incentives, page 89

28.

We note minimal, if any, discussion and analysis as to how the annual stock option grants were determined. Please include substantive analysis and insight into how your Board made its stock option grant determinations with respect to each named executive officer. Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. For example, please discuss and analyze how the Board determined the actual number of shares underlying the stock options that were awarded

Mr. Jeffrey Jaramillo

September 9, 2011

to your named executive officers and how and why those awards varied among the named executive officers.

Response: The Company has revised its disclosure regarding the equity awards granted in fiscal years 2010 and 2011 to more clearly explain how these grants to its named executive officers were determined in response to the Staff’s comment.

Sale of Class B Convertible Preferred Stock and Warrants, page 103

29.	Please identify the investment funds referenced in the first paragraph and clarify the relationships between Peter Chung and each of those funds. Also, clarify the relationship between Mainsail Partners and the Summit funds. If there is no relationship between those entities disclose the number of shares of Class B convertible preferred stock and warrants that were sold to the Summit funds and the funds with which Peter Chung has a relationship. Also, disclose the prices paid for such Class B securities.

Response: The Company has revised its disclosure regarding the sale of its Class B convertible preferred stock and warrants in response to the Staff’s comment. The Company confirms that it is not aware of any relationship between Mainsail Partners and Summit Partners.

Underwriting, page 116

30.	We note that the underwriters have reserved shares for sale directly to your directors, officers, employees and certain other persons. Please tell us about the identity of the certain other persons.

Response: The Company advises that the certain other persons who will have the opportunity to participate in the directed share program may include the Company’s customers, suppliers, vendors and friends and relatives of Company employees. The Company has revised its disclosure in response to the Staff’s comment.

Index to Financial Statements, page F-1

31.	Consideration should be given on an ongoing basis to the updating requirements of Rule 3-12 of Regulation S-X. An updated accountant’s consent should also be included with any amendment to the filing.

Response: The Company acknowledges that it will comply with the updating requirements of Rule 3-12 of Regulation S-X and will include an updated accountant’s consent with any amendment to the Registration Statement.

Note 1. Nature of Business and Basis of Presentation, page F-11

Revenue Recognition, page F-13

32.	We note that because of the rights of return and price protection rights you grant to distributors, you defer recognizing revenue on sales made to distributors until the distributor sells the product to its third-party customers. We note that when you defer recognizing revenue, “you defer both the revenue and related cost of revenue.” Please address the following:

Mr. Jeffrey Jaramillo

September 9, 2011

•	Tell us and revise the footnote to clarify how you treat each element of the transaction, include sales, cost of sales and inventory.

•	Explain how that accounting treatment is consistent with FASB ASC 605-15-25- 1.

•	If you defer these costs, tell us and revise future filings to disclose how the deferred costs are presented on your balance sheet.

•	Describe to us the methodology, if any, employed to evaluate that asset for impairment and the authoritative literature in US GAAP on which you base that policy.

•

Specifically disclose why you defer revenue—i.e., (i) you are unable to estimate the amount of products that could be returned and (ii) because of the price discounts you frequently provide to your distributors, the ultimate sales price of your transactions with distributors is not fixed or determinable until the distributors has sold to the end-user.

•

Disclose the significant terms of your sales arrangement with distributors, including a brief summary of the return rights and price protection or price concession rights you grant them; the situations under which the distributors may exercise those rights; whether returns or price discounts credits are capped to a certain percentage of sales price or margins; and whether any of your arrangements with distributors would allow or require you to grant price discounts below the cost of the product.

•

To the extent you present both the deferred costs of sales and the deferred gross revenue within the deferred revenue current liability caption of the balance sheet, please explain how that presentation complies with paragraph 45-1 of FASB ASC 210-20, which permits the offsetting of assets and liabilities only when a legal right of setoff exists.

•	In this regard, please tell us the amounts of gross deferred revenues and gross deferred costs of sales presented in the deferred revenue caption of your balance sheets as of each period presented.

Response: The Company’s responses are set forth below under the applicable subpart of the Staff’s comment.

Tell us and revise the footnote to clarify how you treat each element of the transaction, include sales, cost of sales and inventory.

The Company has revised Note 1 to its combined consolidated financial statements in response to the Staff’s comment. Upon delivery of its products to distributors that carry the rights described, the Company records the accounts receivable if the distributor has a contractual obligation to pay; however, the Company defers the full amount of the revenue and records such as deferred revenue in its combined consolidated balance sheet. Upon the delivery, the cost of the products, representing finished goods inventory costs, remains in inventory on the Company’s balance sheet.

At the end of each reporting period, the Company obtains from each of its distributors a report of unsold returnable and price-protected products that remain in such distributor’s inventory and determines the amount of products sold through to such distributor’s customers during the period.

Mr. Jeffrey Jaramillo

September 9, 2011

For sales that have sold through to distributors’ customers, the Company reduces deferred revenue and records the corresponding revenue and releases the inventory and records the corresponding cost of revenue.

Explain how that accounting treatment is consistent with FASB ASC 605-15-25- 1.

FASB ASC 605-15-25-1 provides that when an entity sells its product but gives the buyer the right to return the product, revenue from the sales transaction shall be recognized at time of sale only if all of the following conditions are met:

(a)	The seller’s price to the buyer is substantially fixed or determinable at the date of sale;

(b)	The buyer has paid the seller, or the buyer is obligated to pay the seller and the obligation is not contingent on resale of the product. If the buyer does not pay at the time of sale and the buyer’s obligation to pay is contractually or implicitly excused until the buyer resells the product, then this condition is not met;

(c)	The buyer’s obligation to the seller would not be changed in the event of theft or physical destruction or damage of the product;

(d)	The buyer acquiring the product for resale has economic substance apart from that provided by the seller. This condition relates primarily to buyers that exist on paper, that is, buyers that have little or no physical facilities or employees. It prevents entities from recognizing sales revenue on transactions with parties that the sellers have established primarily for the purpose of recognizing such sales revenue;

(e)	The seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer; and

(f)	The amount of future returns can be reasonably estimated.

The Company advises the Staff that upon delivery of its products to distributors that carry the rights described, the Company has satisfied the requirements of ASC 605-15-25-1 (b) through (e), the requirements of (a) and (f) are not always met.

Certain of the Company’s sales to distributors are subject to price protection and volume pricing structures that may adjust the price subsequent to delivery. Accordingly, when such rights are offered, the price is not substantially fixed or determinable at the date of sale.

With regards to the guidance found in ASC 605-15-25-1(f), the Company advises the Staff that the Company is unable to reasonably estimate future returns of product sales that provide a right of return, other than related to warranty, at the time of sale.

Accordingly, providing all other revenue recognition criteria in its accounting policies are met and in accordance with ASC 605-15-25-1, the Company recognizes revenue when these price protection and return rights cease, which is the date the products are sold to the distributors’ customers. The Company, therefore, believes the accounting treatment is consistent with FASB ASC 605-15-25-1.

Mr. Jeffrey Jaramillo

September 9, 2011

If you defer these costs, tell us and revise future filings to disclose how the deferred costs are presented on your balance sheet.

The Company defers the cost of products for which revenue has been deferred, and that this cost, which represents the cost of finished goods that have been delivered to the distributors, is included in inventory. The Company has revised its disclosure in response to the Staff’s comment.

Describe to us the methodology, if any, employed to evaluate that asset for impairment and the authoritative literature in US GAAP on which you base that policy.

The deferred costs represent the Company’s inventory costs for products for finished goods and are subject to the lower of cost or market valuation reviews.

Specifically disclose why you defer revenue—i.e., (i) you are unable to estimate the amount of products that could be returned and (ii) because of the price discounts you frequently provide to your distributors, the ultimate sales price of your transactions with distributors is not fixed or determinable until the distributors has sold to the end-user.

The Company has revised its disclosure on pages F-13 and F-14 of the Amendment in response to the Staff’s comment.

Disclose the significant terms of your sales arrangement with distributors, including a brief summary of the return rights and price protection or price concession rights you grant them; the situations under which the distributors may exercise those rights; whether returns or price discounts credits are capped to a certain percentage of sales price or margins; and whether any of your arrangements with distributors would allow or require you to grant price discounts below the cost of the product.

The Company has revised its disclosure on pages F-13 and F-14 of the Amendment in response to the Staff’s comment.

To the extent you present both the deferred costs of sales and the deferred gross revenue within the deferred revenue current liability caption of the balance sheet, please explain how that presentation complies with paragraph 45-1 of FASB ASC 210-20, which permits the offsetting of assets and liabilities only when a legal right of setoff exists.

As described above, the deferred revenue amounts are included in deferred revenue and the deferred costs are included in inventory on the Company’s combined consolidated balance sheets.

In this regard, please tell us the amounts of gross deferred revenues and gross deferred costs of sales presented in the deferred revenue caption of your balance sheets as of each period presented.

As described above, the deferred revenue amounts are included in deferred revenue and the deferred costs are included in inventory on the Company’s combined consolidated balance sheets. As of October 2, 2009, October 1, 2010 and July 1, 2011, deferred revenue related to the application of the accounting described above was $13.1 million, $12.5 million and $13.3 million, respectively, and the related inventory cost was $6.1 million, $6.3 million and $5.3 million, respectively.

Note 3. Mergers and Acquisitions, page F-17

Merger Under Common Control, page F-17

Mr. Jeffrey Jaramillo

September 9, 2011

33.	We note from your disclosure that on May 28, 2010 by means of a merger transaction, M/A-COM Holdings acquired Mimix, an entity under common control. Please provide us with the Mimix ownership percentage controlled and owned by the common majority owner of Mimix and MA-COM Holdings before and after this merger, and explain to us how you accounted for the acquisition of this additional ownership percentage. Please provide reference to the supporting authoritative literature, which supports your accounting.

Response: As described in the Registration Statement and further discussed in the Company’s pre-filing letters to the Staff dated October 15, 2010, November 15, 2010 and January 6, 2011, M/A-COM Holdings acquired Mimix by means of a merger on May 28, 2010. Immediately prior to the merger, the common majority owner controlled 60% of Mimix’s outstanding voting stock and 93% of M/A-COM Holdings’ outstanding voting stock. Immediately following the merger, M/A-COM Holdings controlled 100% of the voting stock of Mimix and the common majority owner then controlled 89% of the voting stock of M/A-COM Holdings. The merger was accounted for as a business combination of entities under common control in accordance with ASC 805-50-05 and, accordingly, the financial statements of both entities have been included on a combined consolidated basis from March 25, 2009, the earliest date of common control, through the date of merger. Extensive factual background and references to the supporting authoritative literature that the Company relied on in accounting for the acquisition of this additional ownership percentage is included in the Company’s aforementioned letters to the Staff. The Company will supplementally deliver such letters to the Staff.

Acquisition of M/A-Com Tech Business, page F-18

34.	We see that as part of your acquisition of M/A-Com Tech Business, you recorded a gain on bargain purchase of approximately $27 million. Please describe for us the aspects of the acquisition that lead to such a significant difference between the net assets acquired and the total consideration. In this regard, please tell us how you applied paragraphs 25-4 and 30-4 through 30-6 of FASB ASC 805-30 in determining that the gain on bargain purchase was properly recorded.

Response: As noted in ASC 805-30-25-2, a bargain purchase is a business combination in which the amount of the net identifiable assets acquired and the liabilities assumed exceed the aggregate fair value of the consideration transferred, including any contingent consideration. In accordance with the guidance in ASC 805-30-25-4, before recognizing a gain on a bargain purchase, the acquirer must reassess whether it has correctly identified all of the assets acquired and all of the liabilities assumed and shall recognize any additional assets or liabilities that are identified in that review. If an excess remains after this reassessment, the acquirer should then recognize the resulting gain in earnings on the acquisition date.

Prior to recognizing the gain on bargain purchase, the Company reassessed and concluded that it had identified all of the assets acquired and liabilities assumed and additional assets or liabilities did not exist. In addition, the Company reviewed the procedures used to measure the assets acquired and liabilities assumed and the aggregate estimated business purchase price. The objective of the review was to ensure that the measurements appropriately reflected consideration of all available information as of the acquisition date. Based on its review, the Company concluded that the assumptions employed and the total consideration amounts were correct and reasonable.

ASC 805-30-25 provides specific examples of when a bargain purchase may occur, including in a situation of a forced sale.

Mr. Jeffrey Jaramillo

September 9, 2011

The Company believes the following circumstances were primary factors leading to the bargain purchase:

•	The acquisition occurred in the midst of a severe global economic recession and credit crisis, resulting in few credible competitive buyers;

•

The seller was highly motivated, having announced the planned sale of the non-core business they were to purchase as early as May 2008, prior to actually acquiring the business, and facing implications of the economy and credit crisis limiting sale options; and

•	Comparative company values had significantly declined from September 2008, which was when the seller had acquired the business, to March 2009.

The above primary factors appear to have presented the Company with favorable pricing and purchase terms that may not have been available had these factors not been present. The Company believes that these factors led to a situation similar to a forced sale where external circumstances cause a seller to extend favorable terms to the buyer which the seller might not under other circumstances. The favorable terms in the Company’s purchase included significant seller-financed debt and contingent consideration.

Based on the circumstances noted above, the Company concluded that the bargain purchase is appropriate for recognition as of March 30, 2009.

Note 16. Share-based Compensation Plans, page F-32

35.	Please revise your disclosure to include in the notes to your financial statements the following information for equity instruments granted during the 12 months prior to the date of the most recent balance sheet included in your registration statement:

•	For each grant date, along with the number of options or shares granted, please provide the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option;

•	Whether the valuation used to determined the fair value of the equity instruments was contemporaneous or retrospective; and

•	If the valuation specialist was a related party, a statement indicating that fact.

Response: The Company has revised its disclosure in response to the Staff’s comment. The Company also advises that the valuation specialists were not related parties and that the fair value estimates were determined contemporaneously prior to the time of the grants.

Note 17. Preferred Stock, page F-34

36.

We see that in December 2010, you authorized and issued 34,169,559.75 shares of Class B convertible preferred stock to new investors for $120 million in gross proceeds along with the issuance of warrants to purchase 5,125,434 shares. As part of that issuance, you recorded the redeemable preferred stock outside of permanent equity as mezzanine equity, and recorded the bifurcated fair value of the conversion liability and the warrants as liabilities. For each of the preferred stock, conversion liability and warrant derivative liability, please provide us a detailed

Mr. Jeffrey Jaramillo

September 9, 2011

assessment of the instrument, its significant features, and the authoritative accounting literature, which supports your accounting for that instrument. Specifically, please identify for us why the preferred stock is recorded within mezzanine equity, why the conversion liability was required to be bifurcated and identify the specific dilutive features of the warrant agreement, which triggered liability treatment. Provide reference to the supporting authoritative accounting literature, which supports your initial allocation of the proceeds of this offering. In this regard, please revise the filing to, at a minimum, provide the material terms of the agreements, which specifically resulted in the mezzanine and liability treatment for each of the instruments.

Response: The Company’s responses are set forth below under the applicable subpart of the Staff’s comment.

Class B Convertible Preferred Stock

The Company advises the Staff that in accordance with ASC 815, it performed an evaluation of the rights and preference of the Class B convertible preferred stock (“Class B”), a hybrid instrument, using the chameleon approach, to determine whether bifurcation and separate accounting of any embedded features as derivatives were appropriate. The rights and preferences of the Class B are more fully described in the Registration Statement, including the following features the Company identified as requiring specific evaluation as potential derivatives requiring bifurcation and separate accounting:

•

Optional and mandatory conversion feature—The number of shares to be issued upon conversion is subject to adjustment pursuant to an anti-dilution provision should the Company issue common stock at less than $3.51 per share (i.e. the initial conversion value) while the Class B is outstanding, subject to limited exceptions such as issuances pursuant to share-based compensation awards;

•	Preference payment in connection with the conversion of the Class B into common stock in an IPO, the QPO Preference; and

•

Optional redemption on or after December 21, 2017—The Class B is redeemable at the greater of (i) the Class B liquidation value, plus any accrued dividends, which accrue at a rate of 8% to 14% should the Company delay redemption beyond the permitted period (“Default Dividends”), plus any declared and unpaid dividends and (ii) 75% of the Class B liquidation value, plus any accrued Default Dividends and declared and unpaid dividends, plus the fair market value, as defined, of the common stock issuable upon conversion of the Class B.

The Company performed the following steps in evaluating the accounting for the Class B:

•

For each embedded feature, the Company determined whether the host instrument is a debt or equity host pursuant to the guidance in ASC 815-10-S99-3. For the purposes of this analysis the Company made an accounting policy election to exclude the terms and features pertaining to the individual embedded derivative being evaluated in determining the nature of the host contract for that particular embedded derivative consistent with the permitted accounting policy choice described in footnote 1 of ASC 815-10-S99-3;

•	Identified potential embedded derivatives; and

Mr. Jeffrey Jaramillo

September 9, 2011

•	Identified the embedded derivatives requiring bifurcation from the host contract.

Classification of the Host as Debt or Equity. The Class B has features akin to debt and equity with one unrelated feature:

•	Features Akin to Equity:

o	Ownership interests, including voting rights;
o	Conversion rights into stock of the same issuer; and
o	No fixed dividends

•	Feature Akin to Debt:

o	Redemption rights

•	Feature Neither Akin to Equity or Debt:

o	QPO Preference

Identification of Potential Embedded Derivatives. The Company identified the following embedded derivatives:

•	Optional and mandatory conversion, including QPO Preference (“Conversion Features”); and

•	Optional redemption provision (“Redemption”)

Identification of the Embedded Derivatives Requiring Bifurcation From the Host Contract. In accordance with ASC 815-15-25-1, an embedded derivative instrument shall be separated from the host contract and accounted for as a derivative instrument, only if all of the following criteria are met:

•	The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract;

•

The contract (“the hybrid instrument”) that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable GAAP with changes in fair value reported in earnings as they occur;

•

A separate standalone instrument with the same terms as the embedded derivative instrument would be a derivative instrument subject to the requirements of ASC 815. A derivative instrument is a financial instrument or other contract with all of the following characteristics:

o	Underlying, notional amount, payment provision. The contract has both of the following terms, which determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required:

Mr. Jeffrey Jaramillo

September 9, 2011

•	One or more underlyings.
•	One or more notional amounts or payment provisions or both.

o	Initial net investment. The contract requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

o	Net settlement. The contract can be settled net by any of the following means:

•	Its terms implicitly or explicitly require or permit net settlement.
•	It can readily be settled net by a means outside the contract.
•	It provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

Conversion Features

•

Clearly and closely related – Applying the chameleon approach, when the Company excluded the Conversion Features, and considered that the Redemption Provisions provide down-side protection and are only contingent based on the passage of time, the host contract appeared more akin to debt and, therefore, the Company concluded the Conversion Features were not clearly and closely related in this circumstance.

•	Host contract is not re-measured at fair value – The Class B is not re-measured at fair value under otherwise applicable GAAP.

•	Standalone derivative instrument –

o	Underlying, notional amount, payment provision – Yes, there is an underlying (fair value of the common stock) and a notional amount (number of common stock shares into which the Class B can be converted).

o	Initial net investment – Yes, the fair value of the Conversion Features is less than the fair value of the underlying common stock by more than a nominal amount.

o	Net settlement – Yes, net settlement is present due to the presence of a “greater-of” calculation for the pay-off of the Redemption Provisions which is meant to capture the fair value of the underlying common shares, which is payable in cash at the option of the holders. In addition, upon a qualified public offering requiring the conversion of the Class B into common stock, a cash payment is also required in the form of the QPO Preference.

Mr. Jeffrey Jaramillo

September 9, 2011

The Company concluded that based on this analysis, the Conversion Features would, absent any scope exemptions, be accounted for as a derivative instrument in accordance with ASC 815. ASC 815-10-15-74 provides a scope exception for instruments that are considered indexed to an entity’s shares and classified within equity. As mentioned, the Class B contains anti-dilution provisions, including down-round protection. Pursuant to the guidance in ASC 815-40-55-33 to 55-34, instruments with down-round protection do not meet the requirements to be considered to be indexed to an entity’s common shares. Consequently, the Conversion Features meet the requirements to be considered derivative instruments and would not be classified within permanent equity. The Conversion Features were required to be classified as a derivative liability and initially and subsequently measured at fair value with any changes in such fair value recorded through earnings.

Redemption

•

Clearly and closely related – Applying the chameleon approach, when the Company excluded the Redemption, the host contract appeared more akin to equity and, therefore, the Company concluded the Redemption is not clearly and closely related in this circumstance.

•	Host contract is not re-measured at fair value – The Class B is not re-measured at fair value under otherwise applicable GAAP.

•	Standalone derivative instrument –

o	Underlying, notional amount, payment provision – Yes, there is an underlying (fair value of the Preferred stock) and a notional amount (redemption price).

o	Initial net investment – Yes, the fair value of the Redemption feature is less than the fair value of the underlying shares of stock by more than a nominal amount.

o	Net settlement – No, the Redemption requires physical delivery of shares of Class B upon settlement (note, if the Company were publicly held, a different conclusion may be reachable should the delivery be of registered shares).

Based on this analysis, the Company concluded that the Redemption feature would not be accounted for as a derivative instrument in accordance with ASC 815 and, accordingly bifurcation from the host was not required.

Warrants

The material terms of the Warrants include:

•	That they are exercisable for an aggregate of 5,125,434 shares of common stock at $3.51 per share for up to 10 years from issuance;

•

The number of shares to be issued upon exercise of the Warrants and the exercise price per share are subject to adjustment pursuant to an anti-dilution provision should the Company issue common stock at less than $3.51 per share (i.e. the initial exercise price) while the

Mr. Jeffrey Jaramillo

September 9, 2011

Warrants are outstanding (i.e. down-round protection), subject to limited circumstances such as issuances pursuant to share-based compensation awards;

•	That the Warrants may be exercised in a cashless transaction, but not subject to net settlement in cash as shares must be delivered upon exercise; and

•	Other standard terms, including adjustments for stock splits and recapitalizations etc.

The Company first assessed whether the Warrants met the requirements to be classified within equity and, in doing so, it first analyzed whether they meet the definition of a derivative instrument as defined in ASC 815-10-15-83.

Applying a similar framework as in the evaluation of a standalone derivative instrument described above, the Company considered the following:

•	Underlying, notional amount, payment provision – There is an underlying (fair value of the common stock) and a notional amount (number of common stock shares that could be exercised).

•

Initial net investment – While the Warrants have a similar response to changes in market factors as the underlying common stock, the proceeds of the Class B issuance allocated to the Warrants (fair value of the Warrants) is much smaller than the initial net investment required to purchase the number of shares of common stock that would be required to have a similar response to market factors.

•

Net settlement – Due to the existence of cashless exercise provisions, additional consideration was required. The Company considered the guidance in ASC 815-10-15-100 , which provides that explicit net settlement in a contract as discussed in ASC 815-10-15-83(c) and ASC 815-10-15-99 can be achieved by delivery of net cash or of net assets other than cash, regardless of whether those net assets are readily convertible to cash. ASC 815-10-15-102 notes that a net share settled contract satisfies the net settlement provision through the delivery of net assets. Further, the satisfaction of the net settlement provision is achieved regardless of whether the net shares received are readily convertible to cash. Accordingly, even if the equity instrument were on private company stock, that equity instrument would satisfy the net settlement provisions of ASC 815. Based on this guidance, the Warrants would meet the criteria for net settlement and, absent any scope exemptions, would be accounted for as a derivative instrument in accordance with ASC 815.

ASC 815-10-15-74 provides a scope exception for instruments that are considered indexed to an entity’s shares and classified within equity. As noted, the Warrants contain anti-dilution provisions, including down-round protection. Pursuant to the guidance in ASC 815-40-55-33 to 55-34, instruments with down-round protection do not meet the requirements to be considered to be indexed to an entity’s common shares.

Consequently, the Company concluded that the Warrants meet the requirements to be considered derivative instruments and would not be classified within permanent equity. Accordingly, the Company concluded the Warrants should be classified as a derivative liability and initially and subsequently measured at fair value with any changes in such fair value recorded through earnings.

Mr. Jeffrey Jaramillo

September 9, 2011

Allocation of the Class B Proceeds and Presentation of Class B

A summary of the allocation of the proceeds from the Class B issuance follows (in thousands):

Total proceeds	$120,000
Less:
Issuance cots	1,320
Fair value of Warrants upon issuance	5,657
Fair value of Conversion Feature*	41,641

Initial recorded value of the Class B	$71,382

* Includes the Class B Preference

The initial carrying value of the Class B was recorded at $71,381,000. In accordance with ASC 480-10-S99-3, the redeemable convertible preferred stock should be reported outside stockholders’ equity as a “mezzanine” security. The preferred stock was initially recorded at fair value (issuance price) less issuance costs and the separation of the fair values of the Warrants Class B Conversion Liability. The initial carrying value is being accreted to redemption value over the period from issuance dates to the earliest redemption date – December 2017, using the effective interest method or comparable method that approximates such method. The accretion amounts are recorded similar to accruing dividends with reductions to additional paid-in capital or, if depleted, increases to accumulated deficit until settlement or conversion.

The Company has revised its disclosures in response to the Staff’s comment.

37.	In this regard, please clarify for us how the Accretion to redemption value of redeemable preferred stock and preferred stock dividends of approximately $79 million as disclosed on page F-5 was calculated and valued.

Response: The Company included the components that comprise the $79 million in Note 21 on page F-39 of the Registration Statement.

As discussed in the Company’s response to comment 36 above, the initial carrying value of the Class B is accreted to redemption value over the period from issuance to the earliest redemption date, December 2017, using the effective interest method. The accretion amounts are recorded similar to accruing dividends with reductions to additional paid-in capital or, if depleted, increases to accumulated deficit. The Company recorded $3 million of accretion charges pursuant to the Class B during the nine months ended July 1, 2011. In addition, on January 4, 2011, the Company declared and paid a dividend of $80 million to holders of record of the Company’s Class A preferred stock and common stock. The amount paid or payable to holders of Class A preferred stock was $76 million. The aggregate of the accretion of the Class B and the payments made to holders of Class A preferred stock totals $79 million, which has been recorded as presented on page F-5.

Note 22. Unaudited Pro Forma Net Income (Loss) Per Share, page F-40

38.

We see that you are presenting the supporting calculation for the pro forma basic and diluted net income (loss) per share to give effect to the conversion of preferred shares to common stock, participating preferred dividends, and other related transactions, and that the pro forma data is not yet complete. When you completed this disclosure, please include details of how the pro forma

Mr. Jeffrey Jaramillo

September 9, 2011

net loss per common share – basic and diluted amounts was calculated for the fiscal year ended October 1, 2010 and your latest interim period presented. Your disclosure should include details of all relevant assumptions used in such calculation. Your disclosure should also include the conversion terms in your assumptions and supporting calculations for how the preference payment was determined. In this regard, please provide similar supporting information for the Pro Forma balance sheet when included in the filing. We will review this disclosure when completed.

Response: The Company acknowledges the Staff’s comment and intends to complete the disclosure when a price range for the offering is determined and, upon completion of the disclosure, the Company will include all information requested in the Staff’s comment.

39.	In a related matter, we note from your disclosure on page F-37 that on January 4, 2011 you declared and paid a special dividend of $80 million to Class A and common stockholders of record on that date. In this regard, please tell us if you plan to provide the disclosures outlined in SAB Topic 1B.3 as it relates to this $80 million dividend distribution.

Response: The Company advises that it intends to complete the disclosure when a price range for the offering is determined and, upon completion of the disclosure, the Company will include all required information. The Company has also revised its disclosure in response to the Staff’s comment.

Note 24. Geographic and Significant Customer Information, page F-41

40.	We note discussion throughout the filing, including the marketing material at the beginning of the Preliminary Prospectus, MD&A beginning on page 42 and your business description beginning on page 63, which references that you serve your customers in three diverse primary markets, Networks, A&D, and Multi-Market. We additionally note that you provide and analyze discrete sales information for each of these markets on pages 46 and 47 within MD&A. We also see the disclosure here that you have concluded that you only have one reportable operating segment. Please describe for us how you have assessed whether these separate markets represent operating segments or reportable segments as defined in FASB ASC 280-10-50. Please describe for us what types of operating results and discrete financial information is available for each of the primary markets you serve and how your chief operating decision maker uses that information. Refer to paragraphs 50-1 to 50-19 of FASB ASC 280-10 as part of your response.

Response: ASC 280 establishes standards for reporting information regarding operating segments in financial statements and requires selected information of those segments to be presented in financial reports issued to stockholders. Operating segments are identified in ASC 280 as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision-making group, in making decisions on how to allocate resources and assess performance.

ASC 280 50-1 defines operating segment as a component of an enterprise:

•	That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity);

Mr. Jeffrey Jaramillo

September 9, 2011

•	Its operating results are regularly reviewed by the enterprise’s chief operating decision maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance; and

•	Its discrete financial information is available.

The Company’s CEO is the CODM as that position is defined in ASC 280. Although the CEO consults with his executive team and other management, the CEO makes the overriding decisions about where to lead the Company, with the guidance of the Board of Directors. The CEO is the individual responsible for decisions about overall resource allocations and performance assessments.

The Company is not managed by individual markets, product lines or business units. The Company’s CFO, COO, and VP Engineering are positions that report directly to the CEO and each of these positions is responsible for consolidated performance within their areas/departments. There are no segment managers as contemplated in ASC 280.

As noted above, the Company’s CEO manages resources and makes decisions about the allocation of resources based upon consolidated financial results. The CEO receives consolidated financial information monthly and as requested. The monthly consolidated financial information is provided by the CFO and includes comparisons to prior periods, budgets and forecasts, all presented on a consolidated basis. Periodically, the CEO will require additional analysis based upon fluctuations in consolidated results compared to budgets and forecasts. The CEO uses consolidated financial performance in establishing, strategic goals, annual objectives and the allocation of resources to achieve such goals and objectives. For example, executive and management bonus plans are based upon consolidated results and no executive is compensated based upon performance of a specific market.

The Company focuses its external sales efforts on the markets into which its products are sold (i.e. Networks, A&D and Multi-Market, which are described in more detail in the Registration Statement) and the revenue by primary market is provided to the CEO, as well as the broader management team as available. However, there is no measure of profitability by market that is presented to the CODM as part of the standard monthly reporting. In addition, the Company is not able to produce any such measure of profitability on a product basis other than based upon standard cost. In addition, the Company’s products are generally produced in its manufacturing facilities and in combination with outsourced manufacturing partners. The vast majority of the Company’s products share production processes and production personnel. Furthermore, substantially all of the Company’s products share research and development activities, distribution channels and selling, general and administrative activities. A significant number of the products are used in multiple markets. There is no GAAP measure of operating performance beyond the revenue line that is available on a market basis and, therefore, the Company has no reliable method to measure operating performance by market.

Based on the above, the Company has concluded it has one reporting and operating segment – Semiconductors and Modules.

Exhibits and Financial Statement Schedules, page II-3

41.	Please file complete agreements under Item 601(b)(10) of Regulation S-K. We note, for example, that Exhibits 2.1, 2.2 and 10.15 are missing attachments, exhibits or schedules.

Mr. Jeffrey Jaramillo

September 9, 2011

Response: Exhibit 2.1 (the purchase agreement for the M/A-COM Tech Business) and Exhibit 2.2 (the agreement and plan of merger for the Optomai acquisition) are material plans of acquisition required to be filed pursuant to Item 601(b)(2) of Regulation S-K. As provided in Item 601(b)(2), the Company has not filed schedules and similar attachments to Exhibits 2.1 and 2.2 because such schedules and other similar attachments are not material to an investment decision. In addition, in accordance with Item 601(b)(2), the Company has included a footnote indicating that it will provide supplemental copies of such schedules and similar attachments to the Staff upon request.

The Company has removed Exhibit 10.15 (the loan agreement) from the Registration Statement because the Company has notified the lender of its intention to terminate this agreement and the termination will be effective prior to the Company’s request for acceleration of the Registration Statement, at which time there will be no remaining obligations under the agreement.

*     *     *     *

We greatly appreciate your prompt response to this letter. If you have any questions or comments concerning these responses, please feel free to contact me at (303) 291-2362.

Respectfully submitted, PERKINS COIE LLP

/s/ Jason Day
Jason Day

cc:	Charles Bland
Conrad Gagnon
Clay Simpson
Keith Higgins